FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of MAY, 2004

MADISON ENTERPRISES CORP. (File #0-29250)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Madison Ent. Corp. News Release Dated May 11 2004,

2.

Madison Ent. Corp. News Release Dated May 14, 2004,

3.

Madison Ent. Corp. News Release Dated May 19, 2004,

4.

Madison Ent. Corp. BC Form 53-901F, Material Change Report, Dated May 20, 2004,

5.

Madison Ent. Corp. BC Form 53-901F, Material Change Report, Dated May 31, 2004.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON ENTERPRISES CORP.

(Registrant)

Date: June 2, 2004

By:

“James G. Stewart”

 James G. Stewart

Its:

Secretary

(Title)

June 2, 2004

SECURITIES AND EXCHANGE COMMISSION

                VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Madison Enterprises Corp - (File #0-29250)

Form 6-K

On behalf of Madison Enterprises Corp., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON ENTERPRISES CORP.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

Lynne M Charbonneau, Fasken Martineau DuMoulin LLP

MADISON

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

ENTERPRISES CORP.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

May 11, 2004

Trading Symbols:  TSX Venture – MNP

OTC\BB-MDSEF

Web Site:  www.madison-enterprises.com

PRELIMINARY GEOPHYSICAL RESULTS FROM MT. KARE

Further to its news release of April 13, 2004, Madison Enterprises Corp. (“TSX-V: MNP”) is pleased to report that it has completed approximately half of its current program of 30 line-kilometres of induced polarization (“IP”) and magnetics geophysical surveying at its the Mt. Kare Property in Papua New Guinea.  The survey has thus far successfully identified numerous IP anomalies at both the northeastern extensions of the Western Roscoelite and Black Zones and within the Pinuni Creek Valley.

Madison’s ongoing prospecting, pitting and trenching program in areas of geologic interest is continuing.  Madison expects to begin its diamond drilling program at Mt. Kare in the third week of May, immediately after the completion of the IP geophysical survey.

The objective of the upcoming phase of drilling is to expand the existing mineral resources at Mt. Kare, currently estimated by the independent engineering firm of Watts Griffis & McOuat to be indicated mineral resources of 14.68 million tonnes grading 2.36 g/t gold and 33.7 g/t silver and inferred mineral resources of 10.85 million tonnes grading 1.98 g/t gold and 22.7 g/t silver (using a 1.0 g/t gold equivalent cut-off and with the cutting of high grade gold assays to 30 g/t) representing approximately 1.8 million ounces of gold and 23.8 million ounces of silver.  For the methodology used in the resource calculation, please refer to Madison’s March 19, 2004 news release that is posted on Madison’s web-site at www.madison-enterprises.com.

To find out more about Madison Enterprises Corp. (TSX-V: MNP), visit our website at www.madison-enterprises.com.

On behalf of the Board of Directors of

MADISON ENTERPRISES CORP.

 “Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

MADISON

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

ENTERPRISES CORP.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

May 14, 2004

Trading Symbols:  TSX Venture – MNP

OTC\BB-MDSEF

Web Site:  www.madison-enterprises.com

NEWS RELEASE

Further to its news release of April 8, 2004, Madison Enterprises Corp. (“Madison”) reports that the terms of the brokered private placement announced on that date have been amended such that the placement will now be comprised of 15,600,000 units at a price of $0.25 per unit to generate gross proceeds of $3,900,000.  Each unit will consist of one common share of Madison and one half warrant, every full warrant entitling the purchase of an additional common share of Madison at a price of $0.30 per share for two years.  Canaccord Capital Corporation (“Canaccord”) has agreed to act as Madison’s agent in respect of this placement and will receive a commission of 7.5% of the gross proceeds, such fee to be payable half in cash and half in units at Canaccord’s election, a broker’s warrant entitling the purchase of up to 1,872,000 shares of Madison at a price of $0.30 per share for two years, an administration fee of $7,500 and a corporate finance fee of 125,000 shares.

On behalf of the Board of Directors of

MADISON ENTERPRISES CORP.

“Signed:  Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

MADISON

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

ENTERPRISES CORP.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

May 19, 2004

Trading Symbols:  TSX Venture – MNP

OTC\BB-MDSEF

Web Site:  www.madison-enterprises.com

NEWS RELEASE

Further to its news release of May 14, 2004 respecting its brokered unit private placement, Madison Enterprises Corp. (“Madison”) reports that it has closed the placement as to 3,054,000 units of Madison. Each unit consists of one common share and one half warrant, every full warrant entitling the purchase of one additional common share of Madison at a price of $0.30 per share if exercised on or before May 18, 2006.  The gross proceeds of $763,500 generated from the closing of the placement will be used to fund ongoing exploration of Madison’s Mt. Kare Property in Papua New Guinea and its Lewis Property in central Nevada.

Canaccord Capital Corporation (“Canaccord”) has acted as Madison’s agent in respect of the placement and received a cash commission of 7.5% of the gross proceeds, a broker’s warrant entitling the purchase of up to 366,480 shares of Madison at the same terms as described above, an administration fee of $7,500 and a corporate finance fee of 125,000 shares.  Subsequent to closing, Canaccord advised Madison that, due to market conditions, it has terminated the balance of the placement.

All certificates issued to the subscribers and to Canaccord are subject to a four-month hold period expiring on September 18, 2004.

On behalf of the Board of Directors of

MADISON ENTERPRISES CORP.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85", and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Madison Enterprises Corp.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

May 14, 2004 and May 19, 2004

Item 3.

Press Release

May 14, 2004 and May 19, 2004, Vancouver, B.C.

Item 4.

Summary of Material Change

The Issuer amended the terms of the brokered private placement announced April 8, 2004, to reduce the price of each unit to $0.25 and the exercise price of the warrants comprising a part thereof to $0.30.  As a result of market conditions, the size of the placement was reduced to 3,054,000 units.

Item 5.

Full Description of Material Change

The Issuer amended the terms of the brokered private placement announced April 8, 2004, to reduce the price of each unit to $0.25 and the exercise price of the warrants comprising a part thereof to $0.30.  Each unit consists of one common share of the Issuer and one half warrant, every full warrant entitling the purchase of an additional common share of the Issuer at a price of $0.30 per share for two years.  Canaccord Capital Corporation (“Canaccord”) has agreed to act as the Issuer’s agent in respect of this placement and will receive a commission of 7.5% of the gross proceeds, such fee to be payable half in cash and half in units at Canaccord’s election, a broker’s warrant entitling the purchase of up to that number of shares of the Issuer equal to 12% of the units sold at a price of $0.30 per share for two years, an administration fee of $7,500 and a corporate finance fee of 125,000 shares.  As a result of market conditions, the size of the placement was reduced to 3,054,000 units.

The proceeds of this private placement will be used primarily to fund ongoing exploration of the Issuer’s Mt. Kare Property in Papua New Guinea and its Lewis Property in central Nevada.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer's Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 20th day of May, 2004.

MADISON ENTERPRISES CORP.

By:

“James Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85", and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Madison Enterprises Corp.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

December 2, 2003

Item 3.

Press Release

December 2, 2003, Vancouver, B.C.

Item 4.

Summary of Material Change

The Issuer received results from drilling on its Lewis Property in the State of Nevada.

Item 5.

Full Description of Material Change

The Issuer received results from drilling on its Lewis Property in the State of Nevada.  During this latest drilling program, the Issuer completed twenty in-fill and step-out drill holes totaling 11,050 feet over a strike extent of more than 1,800 feet.  These holes successfully tested the upper portion of the Virgin Structural Zone, the lateral extent of the sub-horizontal, stratigraphic mineralized zones and the projected intersections of these two mineralized features and confirmed the excellent continuity of these zones.  The objective of this, and subsequent drilling programs, is to enable the Issuer to calculate a preliminary resource estimate for the Virgin Structural Zone and the associated sub-horizontal, stratigraphic mineralized zones.

The following table outlines mineralized intervals of most significance from the most recent twenty drill holes, the locations of which are shown on the attached plan map:

Drill Hole	Azimuth/Dip	From (feet)	To (feet)	Interval (feet)**	Au (oz/t)

MAD-14*	090º/-77º	335	445	110	0.017
	Incl.	335	350	15	0.048
		545	655+	110+	0.019
	Incl.	635	655+	20+	0.056

MAD-15	090º/-70º	260	335	75	0.043
	Incl.	290	310	20	0.124
		485	500	15	0.041

MAD-16	090º/-70º	120	140	20	0.038
		195	200	5	0.035

MAD-17	090º/-70º	135	145	10	0.239
		310	320	10	0.034

MAD-18	090º/-87º	210	490	280	0.065
	Incl.	390	440	50	0.263
		550	555	5	0.050

MAD-19	090º/-80º	145	230	85	0.055
	Incl.	175	195	20	0.122
		375	450	75	0.022
	Incl.	385	415	30	0.032

MAD-20*	090º/-85º	150	375	225	0.101
	Incl.	165	190	25	0.207
	and	210	240	30	0.140
	and	320	355	35	0.221
		385	405+	20+	0.019

MAD-21	090º/-75º	130	175	45	0.036
		240	255	15	0.023

MAD-22	090º/-87º	215	235	20	0.023
		275	285	10	0.053
		395	430	35	0.027
		465	530	65	0.034
		580	585	5	0.035
		610	655	45	0.053
	Incl.	610	630	20	0.106

MAD-23	090º/-80º	190	205	15	0.030
		380	470	90	0.056
	Incl.	390	430	40	0.118

MAD-24	090º/vert.	260	325	65	0.023
		360	370	10	0.020
		470	480	10	0.031

MAD-25	090º/-82º	100	145	45	0.025
		305	325	20	0.027
		365	400	35	0.030

MAD-26	090º/-62º	95	105	10	0.021
		220	260	40	0.015
	Incl.	230	240	10	0.037

MAD-27	090º/-87º	270	490	220	0.020
	Incl.	270	345	75	0.031
		515	535	20	0.022
		585	650	65	0.021
	Incl.	585	600	15	0.051

MAD-28	090º/-82º	300	340	40	0.017
		545	600	55	0.037
	Incl.	545	570	25	0.070

MAD-29	090º/-55º	190	225	35	0.020
	Incl.	190	200	10	0.041

MAD-30	090º/-60º	320	355	35	0.027
	Incl.	320	335	15	0.044

MAD-31	090º/-86º	200	350	150	0.189
	Incl.	220	275	55	0.335
	and	240	260	20	0.628
		545	570	25	0.028
		735	745	10	0.062

MAD-32	090º/-65º	155	200	45	0.152
	Incl.	160	170	10	0.575
		400	410	10	0.026
		535	550	15	0.024
		565	700	135	0.039
	Incl.	615	635	20	0.098
	and	670	680	10	0.113
		745	795+	50+	0.029

MAD-33	090º/-85º	200	230	30	0.030

*

Drill hole ended within a mineralized zone.

**

True thickness of mineralization in not known and will be resolved with additional drilling evaluation and ongoing interpretive compilation work.  The Issuer believes, however, that it is less than the reported drilled intervals.

Drill hole MAD-32 is located 100 feet to the south of all previous drilling.  It confirmed that strong mineralization continues to the south toward the boundary with the Phoenix-Fortitude Property of Newmont Mining Corporation, approximately 300 feet to the south of the hole.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer's Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 31st day of May, 2004.

MADISON ENTERPRISES CORP.

By:

Signed “J.G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)